SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES NEW LEISURE PLUS FARE & IMPROVED BUSINESS PLUS OFFERING

Ryanair, Europe's No 1 airline, today (16 June) unveiled its new Leisure Plus fare, offering customers a discounted bundle of travel extras, including priority boarding, a reserved seat and a 20kg bag from just €51.99. Ryanair also launched an improved Business Plus service, with flight change flexibility extended to 2 days either side of the scheduled flight date as well as on the day of travel.

From today, Ryanair customers have a choice of 3 types of fares:

Ryanair Regular:

●     The guaranteed lowest fares
●     Free 10kg cabin bag & smaller 2nd bag
●     Free randomly allocated seat

Leisure Plus:

●     Priority boarding
●     Allocated seat
●     20kg checked-in bag

Business Plus:

●     Security fast-track
●     Priority boarding
●     Premium allocated seat
●     +2/-2 day flexibility on ticket changes (as well as on the day of travel)
●     Dedicated Business Plus desk
●     Free airport check-in

These enhanced services are the latest improvements under Year 3 of Ryanair's "Always Getting Better" programme, which includes new digital features, new cabin interiors, more new routes and even lower fares.

Ryanair's Kenny Jacobs said:

"Ryanair is pleased to launch Leisure Plus, offering leisure travellers, holidaymakers and city breakers a tailored bundle of discounted travel extras, including priority boarding, a 20kg checked-in bag allowance and an allocated seat - with fares starting from just €51.99. Following extensive customer feedback, Leisure Plus has been specifically designed for leisure customers, allowing family and friends to board first, sit together and carry all they need, while already enjoying Ryanair's famous low fares, on-time flights, 2 free carry-on bags and improving AGB customer service.

We've also enhanced our popular Business Plus offering, extending the flexibility on tickets changes from 1 day to 2 days, either side of the original booked date of departure as well as changes on the day of travel, ensuring an even better service for businesses of all sizes. Over 25% of Ryanair customers travel on business, saving time and money, while enjoying our industry-leading punctuality and the largest route network in Europe with even more business routes connecting Europe's major cities, through additional flights and improved schedules, and double the number of fast-track airports."

ENDS

For further information please contact:
                                      Robin Kiely                                Piaras Kelly
                                      Ryanair Ltd                               Edelman Ireland
                                     Tel: +353-1-9451949              Tel: +353-1-6789333
                                     press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 June, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary